July 17, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Attention: John Stickel

RE:	World Racing Group, Inc. Amendment No. 1 to Preliminary Schedule 14A filed July 7, 2009 File No. 000-18045

Dear Mr. Stickel:

    We thank you for your verbal comments provided on today’s date directed to World Racing Group, Inc. (the “Company”). You indicated that the Staff is reissuing comment No. 4 from your letter to the Company, dated July 1, 2009.  In that comment, the Staff requested that the Company relocate the sections regarding “Price Range of Common Stock and Dividends” and “The Special Meeting” so that they appear after the “Special Factors” section, and that Items 7, 8 and 9 of Schedule 13E-3 appear in the Special Factors section at the beginning of the proxy statement immediately following the summary term sheet.

    As we discussed, on behalf of the Company, we shall comply with the verbal comment provided on today’s date by reordering certain sections set forth in the proxy statement, in response to the Staff’s verbal comment.  The definitive proxy statement to be filed by the Company on Schedule 14A on or before the date first provided to stockholders, as required by Rule 14a-6, shall contain the revisions to the proxy statement as required by the Staff.

    As you indicated, following the Company’s compliance with the Staff’s verbal comment provided on today’s date, the Company is free to mail the definitive proxy statement, as revised.

    Thank you for your review and consideration.

Very truly yours, DISCLOSURE LAW GROUP By: /s/ Daniel W. Rumsey Daniel W. Rumsey

cc:   Mr. Brian M. Carter, Chief Executive and Financial Officer,
       World Racing Group, Inc.
       Hoyt R. Stastney, Quarles & Brady LLP